SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

Under the Securities Exchange Act of 1934

SUBURBAN LODGES OF AMERICA, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 Per Share
(Title of Class of Securities)
864444104
(CUSIP Number)

Thomas F. Craig, II, Esq.
Schenck, Price, Smith & King, LLP
10 Washington Street
PO Box 905
Morristown, New Jersey 07963-0905
Telephone 973-359-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2002
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule becauseof Rule 13d-1(e), Rule 13d-1(f) or Rule
13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1.	NAME OF REPORTING PERSONS   R Investment Partners Small Capital Corp
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS     EIN 22-361003
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2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [     ]
(b) [     ]
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3. 	SEC USE ONLY

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4.	SOURCE OF FUNDS*
	Not Applicable
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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e) [  ]

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6.	CITIZEN OR PLACE OF ORGANIZATION
	New Jersey
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Number of 	7.	Sole voting power  0
shares			--------------------------------------------------
beneficially	8.	Shared voting power  0
owned by		--------------------------------------------------
each		9.	Sole dispositive power  0
reporting		--------------------------------------------------
person		10.	Shared dispositive power  0
with
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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	0 Shares
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12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES*
	[    ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

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14.	TYPE OF REPORTING PERSON
	CO
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Item 1.		Security and Issuer

	This Schedule 13D relates to the Common Stock, $.01 par value ("Common Stock"), of Suburban Lodges of America, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 300 Galleria Parkway, Suite 1200, Atlanta, Georgia 30339.

Item 2.		Identity and Background

	(a) WR Investment Partners Small Cap Corp., a New Jersey corporation ("WR Investment").
	(b)  P.O. Box 1975, 330 South Street, Morristown, New Jersey 07962.
	(c)  WR Investment's principal business is investing activities.
	(d)  No.
	(e)  No.
(f) United States.

Item 3.		Source and Amount of Funds or Other Consideration.
		NOT APPLICABLE

Item 4.		Purpose of Transaction.
WR Investments us filing this Amendment to report the disposition in the open market of all shares of the Common Stock it had owned and its cessation as a five percent (5%) beneficial owner.

Item 5.		Interest in Securities of the Issuer.
(a)  	WR Investment has disposed of all of the Common Stock it held and is no longer a five percent (5%) or greater beneficial owner.
(b) 	NOT APPLICABLE
(c) 	Recent Transactions: The Reporting Person sold shares of the Issuer on the following dates, all of which transactions occurred on the open market through a registered brokerage firm:

Date             Number of Shares Sold       Price Per Share

January 29, 2002               25,000		$8.22
January 29, 2002                4,000		 8.22
January 29, 2002                1,000		 8.22
January 30, 2002               50,000		 8.25
January 30, 2002		   200,000		 8.24
January 30, 2002		   200,000		 8.25
January 30, 2002		   150,000		 8.24
January 30, 2002		   100,000		 8.26
January 30, 2002		    49,300		 8.28

(d) 	NOT APPLICABLE
(e) WR Investment ceased to be a five percent (5%) beneficial owner as of January 30, 2002.

Item 6.	Contracts, Arrangements, Understandings or Relationships with
		Respect to Securities of The Issuer.
		NOT APPLICABLE

Item 7.	Material to Filed as Exhibits
		NONE

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 19, 2002

WR Investment Partners Small Cap Corp.



By:      s/E.Burke Ross, Jr
Name	  E. Burke Ross, Jr
Title	  President